Keegan Provides Esaase Project Review Update

Vancouver, British Columbia, September 6, 2012: Keegan Resources Inc. (TSX and NYSE MKT: KGN - “Keegan” or the “Company”) is pleased to provide an update on activities currently being undertaken to maximize the value of the Company’s Essase Gold Project in Ghana, West Africa.  Over the last several months the Company has undertaken an extensive re-examination of the development options for the Essase project with a goal of minimizing capital requirements while improving project economics. The Company believes this process has been successful and has re-focused its development plan for Esaase looking at two primary areas:

• a processing plant with a reduced processing capacity and improved metallurgical process design to substantially reduce initial capital requirements, and

• an improved mine design which features higher grade feed to the processing plant and/or a lower strip ratio.

The Company has engaged DRA Minerals Projects (“DRA”) of Johannesburg, South Africa to investigate a reduced capacity processing plant that would use an improved process design.  Initial work by DRA investigated the merits of utilizing a flotation process to enhance the project economics.  In a trade-off study, DRA estimated capital and operating costs for flotation versus whole ore leach processing and determined that implementing a flotation process would provide a positive incremental benefit to the project economics and create favourable environmental advantages as compared to the whole ore leaching process.

Based on the revised preliminary process flow sheet, DRA completed a conceptual level capital and operating cost estimate for a 4.0 million tonne per annum (“Mtpa”) processing plant.  Preliminary capital cost estimates indicate that the project capital cost could be reduced to approximately US$260 million excluding mining equipment. Mining equipment is expected to be provided as part of an agreement with a mining contractor.

The Company also engaged Minxcon, a South African based mineral resource consultancy firm to review the mineral resource estimate and mine plan for opportunities to improve the minable ore grade and/or reduce the strip ratio during the early years of production.  Minxcon concluded that there is an opportunity to improve the minable ore grade by using selective mining methods rather than the bulk mining method as proposed in the September 2011 Pre Feasibility Study (“PFS”).   This work also suggests that Esaase could be selectively mined at higher ore grades than the bulk mining plan prepared for the PFS.

Minxcon is currently updating a refined block model utilizing existing data which the Company expects will more precisely delineate the mineralized zones within the resource area and produce a resource estimate for selective mine planning.  The Company expects to be able to release the results of the revised resource estimate in the fourth quarter of 2012.

The Company intends to continue working with DRA, Minxcon and other technical advisors over the coming months to further de-risk and enhance the Esaase project.  A revised PFS based on a 4.0 Mtpa flotation plant is now underway and completion is expected in the first quarter of 2013.

A proposed reduction in plant throughput capacity to 4.0 Mtpa from 7.5-9.0 Mtpa is expected to reduce the project capital cost to approximately $260 million, a significantly lower amount as compared to the current PFS, resulting in more financing options for the Company. Keegan has a current cash balance of approximately $188 million.

Concurrently with the re-engineering work, the Company has continued its permitting activities and stakeholder engagement.  The Company plans on submitting a revised Environmental Scoping Report to the Ghanaian environmental authorities in September 2012, which will be followed by a formal community consultation process.  All studies necessary for submission of the Company’s Environmental Impact Statement (“EIS”) have been substantially completed and final submission of the EIS will follow community consultation in support of our efforts to obtain an environmental permit for the project.

CEO Shawn Wallace commented on the project developments, "Keegan is well on its way to delivering a substantially revised and improved Esaase project study that is better aligned with market expectations in the current environment.  Our efforts to fully preserve the treasury of $188 million have placed us in a strong position to rapidly execute on the right strategy going forward. ”

On Behalf of the Board of Directors,

Shawn Wallace

Chief Executive Officer

About Keegan Resources Inc.

Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. The Company is focused on its wholly owned flagship Esaase Gold Project (3.64 million ounce Measured and Indicated and 1.55 million ounces Inferred resource averaging 1.1 grams per tonne gold at a cutoff grade of 0.4 grams per tonne) located in Ghana, West Africa; a highly favourable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Keegan trades on the TSX and the NYSE MKT under the symbol KGN.

More information about Keegan is available at www.keeganresources.com.

Qualified Person and QA/QC

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one-metre intervals under dry drilling conditions by geologic and resource consultant Coffey Mining Inc. utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site and all cores is drilled at HQ diameter and sawed into equal halves on site. All samples are assayed using standard 50 gram fire assay with atomic absorption finish by ALS Chemex Labs in Kumasi, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. Repeatability in duplicate samples is generally within 10% variance. In instances where variance is greater than 10%, the assays from both samples are averaged. Intercepts were mostly calculated to emphasize width rather than grade: a minimum of a 0.2 g/t cutoff at beginning and end of the intercept and allowing for no more than eight consecutive samples (eight metres) of less than 0.2 g/t Au. Mineralization in the main zone strikes approximately 10 to 30 degrees east of north and dips 45 to 90 degrees to the west. Holes are drilled at 110 degrees azimuth and are inclined at 45 to 60 degrees, so true widths are estimated to be over 80% of the drilled widths. Intercepts are calculated using a 0.5 g/t lower cutoff over at least 5 metres. The intercepts reported in this release were only those with grade-widths above a value of 8 (g/t gold multiplied by metres of intercept).

The techniques by which drill hole assays have been previously used in resource estimation at Esaase can be found in Keegan's most recent NI 43-101 technical report on www.sedar.com.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.